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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                               (AMENDMENT NO. 1)

                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------
                       NATIONAL SERVICE INDUSTRIES, INC.
    (Name of Subject Company (Issuer) and Names of Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                           --------------------------

                               CAROL ELLIS MORGAN
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                                 AND SECRETARY
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   SUITE 200
                             1420 PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                ---------------

                                    COPY TO:
                              RUSSELL B. RICHARDS
                              KING & SPALDING LLP
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600

                                ---------------

                           CALCULATION OF FILING FEE

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                     TRANSACTION VALUATION*                                              AMOUNT OF FILING FEE**
----------------------------------------------------------------------------------------------------------------------------------
                           $258,900.80                                                           $20.97
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
* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,153,808 options at the purchase price applicable to each option. The purchase price for each option is the greater of (a) the amount by which $10.00 exceeds the exercise price of the option, if any, and (b) $.10. This offer relates to options at the following exercise prices: (i) 69,000 options at $7.82; and (ii) 1,084,808 options at exercise prices greater than $10.00. This amount includes 740,587 options held by executive officers and directors of the subject company. Such executive officers and directors have agreed to have their options cancelled without cash payment. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction valuation.

**       Previously paid.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)
    (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:_______________________________________________________
Form or Registration No.:_____________________________________________________
Filing Party:_________________________________________________________________
Date Filed:___________________________________________________________________

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Supplement to the Offer to Purchase (the "Supplement"), attached hereto as Exhibit (a)(5), is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) Material Terms.

         The information set forth in the Supplement is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership.

         The information set forth in the Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on May 14, 2003 (the "Proxy Statement"), attached hereto as Exhibit (a)(1)(4), under "Beneficial Ownership of NSI Common Stock" is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Purchase, dated April 25, 2003.*

             (2) Form of Election to Tender Options.*

             (3) Form of letter to option holders.*

             (4) Issuer's Definitive Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission on May 14, 2003 and incorporated herein by reference).

            (5) Supplement to Offer to Purchase, dated May 16, 2003.

         (b) Not applicable.

         (d) Not applicable.

         (g) Not applicable.

         (h) Not applicable.

* Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 National Service Industries, Inc.



                                 /s/ Carol Ellis Morgan
                                 ---------------------------------------------
                                 Carol Ellis Morgan
                                 Senior Vice President, General Counsel, and
                                 Secretary

Date: May 16, 2003